82-2832

02049097

02 AUG -6 AM 12:54

SUPPL

RICH MINERALS CORPORATION

4100 - 6A Street N.E.

CALGARY ALBERTA T2E 4B1

Phone(403)531-9100

PROCESSED
AUG 0 8 2002
THOMSON
FINANCIAL

THIRD QUARTER REPORT
TO THE SHAREHOLDERS

for the Nine Month Period
Ended May 31, 2002
(unaudited)

RICH MINERALS CORPORATION
4100 - 6A Street N.E.
CALGARY ALBERTA T2E 4B1
Phone (403)531-9100

THIRD QUARTER REPORT TO THE SHAREHOLDERS

for the Nine Month Period
Ended May 31, 2002
(unaudited)

SCHEDULE A: FINANCIAL STATEMENTS

RICH MINERALS CORPORATION
CONSOLIDATED BALANCE SHEET
(unaudited)

		May 31, 2002	August 31, 2001
	ASSETS		
CURRENT ASSETS			
	Cash		$823
	Accounts receivable	1,408,601	4,196,256
	Inventory & work in progress	294,415	262,285
	Prepaid expenses & deposits	37,366	14,899
		1,740,382	4,474,263
DEFERRED RESOURCE EXPLORATION EXPENDITURES		134,764	119,721
CAPITAL ASSETS		1,417,424	1,502,174
		$3,292,570	$6,096,158
	LIABILITIES		
CURRENT LIABILITIES			
	Cheques issued in excess of funds on deposit	$42,218	$280,271
	Accounts payable	821,767	3,287,667
	Current portion of long term debt	33.013	106,862
		896,998	3,674,800
NON-CURRENT PORTION OF LONG TERM DEBT		86,884	111,678
		983,882	3,786,478
	SHAREHOLDER'S EQUITY		
SHARE CAPITAL		2,276,325	2,276,325
RETAINED EARNINGS		32,363	33,355
		2,308,688	2,309,680
		$3,292,570	$6,096,158

RICH MINERALS CORPORATION
CONSOLIDATED STATEMENT OF INCOME
AND RETAINED EARNINGS
(unaudited)

	Three Month Period ended May 31		Nine Month Period ended May 31	
	2002	2001	2002	2001
REVENUE	$818,413	$1,927,345	$5,088,027	$6,366,885
DIRECT COSTS				
Equipment Operating	83,036	374,040	873,899	1,006,532
Materials	350,785	693,305	2,058,192	2,491,095
Other	8,831	22,041	41,627	96,105
Salaries & wages	187,784	478,138	1,107,307	1,438,565
Subcontract	67,694	203,134	414,681	563,967
	698,130	1,770,658	4,495,706	5,596,264
GROSS PROFIT	120,283	156,687	592,321	770,621
NON-DIRECT COSTS				
Amortization of capital assets	0	66,000	91,000	198,000
Interest, net of interest received	6,710	10,961	19,328	27,900
Management, consulting and professional fees paid	13,882	14,571	64,680	101,160
Other Non-direct costs	63,313	74,100	206,734	210,819
Salaries	71,475	74,983	211,571	225,324
	155,380	240,615	593,313	763,203
EARNINGS (LOSS) FOR THE PERIOD	(35,097)	(83,928)	(992)	7,418
Retained earnings(deficit) beginning of period	67,460	119,852	33,355	28,506
Retained earnings(deficit) end of period	$32,363	$35,924	$32,363	$35,924
Basic earnings(loss) per share	($0.0015)	($0.0035)	($0.0000)	$0.0003
Fully diluted earnings(loss) per share	($0.0013)	($0.0028)	($0.0000)	$0.0002

RICH MINERALS CORPORATION
CONSOLIDATED STATEMENT OF CASH FLOWS
(unaudited)

	Nine Month Period Ended May 31		Nine Month Period Ended May 31	
	2002	2001	2002	2001
CASH WAS PROVIDED (USED) BY				
OPERATING ACTIVITIES				
Cash receipts from customers	$626,669	$922,201	$7,843,552	$6,232,058
Cash paid to suppliers and employees	(964,185)	(1,298,832)	($7,467,058)	($7,016,882)
Interest paid, net of interest received	(6,710)	(10,961)	($19,328)	($27,900)
	($344,226)	($387,592)	$357,166	($812,724)
INVESTING ACTIVITIES				
Resource Exploration costs	0	0	(15,043)	0
Capital Assets	0	(14,842)	(6,250)	(14,837)
	$0	($14,842)	($21,293)	($14,837)
FINANCING ACTIVITIES				
Bank Loan proceeds	0	0	0	0
Long term debt proceeds	0	0	$0	$0
Long term debt repayment	(31,003)	(68,323)	($98,643)	($204,353)
	($31,003)	($68,323)	($98,643)	($204,353)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS IN THE PERIOD	($375,229)	($470,757)	$237,230	($1,031,914)
Net (deficiency in)cash and cash equivalents beginning of the period	333,011	(353,730)	($279,448)	$207,427
NET CASH AND CASH EQUIVALENTS END OF THE PERIOD	($42,218)	($824,487)	($42,218)	($824,487)

NOTES TO INTERIM STATEMENTS

1. These statements consolidate the accounts of the company and its wholly-owned subsidiaries, Rich Contracting Ltd. and Rich Venture Corporation. Some items have been reclassified to facilitate comparison.

2. These statements follow the same accounting policies and methods of their application as the most recent annual financial statements, with the exception that amortization is normally taken over the 9 months of operations, ie: April to December. In this 3 month reporting period, as the majority of the revenue did not utilize equipment, management has deferred the recognition of this amortization until the final quarter of the fiscal period.

3. TRANSACTIONS WITH RELATED PARTIES

The company has entered into a series of transactions with corporations controlled by officers of the company

a) Leasing Transactions

The company has entered into agreements to rent equipment from a corporation wholly-owned by an officer of the company ("the lessor").

In the period the company paid $209,934 (2001-$255,837) to the lessor in respect of month to month rental of excavating equipment. The company has the right to terminate at any time with no penalty these rental agreements.

The Board of Directors has reviewed the transactions with the lessor and has:

- expressly permitted the officer to undertake the business of equipment rental; and
- determined that the transactions with the lessor were fairly priced and in the best interests of the company

b) Contracting Transactions

The company has entered into agreements with a corporation wholly-owned by an officer of the company("the contractor"). The contractor is a general contractor; the company has agreed to provide to the contractor its services as an underground utility subcontractor.

At May 31, 2002, the contractor owed $0 (2001-$462,958) to the company.

The Board of Directors has reviewed the transactions with the contractor and has:

- determined that the company did not wish to expand operations to general contracting;
- expressly permitted the officer to undertake a general contracting operation; and
- determined that the transactions with the contractor were fairly priced and in the best interests of the company.

Schedule B Supplementary Information to May 31, 2002 Interim Statements

1. Deferred costs analysis
The costs included in the Balance Sheet Item "Deferred Resource Exploration Expenditures" relate wholly to a project with Platinum Works Inc.

2. Related Party Transactions

Refer to "Notes to Financial Statements" - Schedule A – Note 3

3. Summary of Securities issued and options granted during the period

There were no securities issued or options granted during the period

4. a) Particulars of Authorized Capital and summary of Shares issued and outstanding

Authorized: Unlimited Common Shares
Unlimited Preferred Shares

Shares	Issued: Number	Consideration
Common	24,033,000	$2,276,325
Preferred	No preferred Shares have been issued	

b) Summary of Options outstanding as of May 31, 2002

Name of Optionee	Position (Director/ Employee/ Consultant/ Management Company)	Insider ? Yes or No	No. of Optioned Shares	Exercise Price	Expiry Date
Debra L. Senger	Employee	No	350,000	$0.16	07/31/06
Gerardo Falcone	Employee	No	200,000	$0.16	07/31/06
Mary L. Leslie	Employee	No	200,000	$0.16	07/31/06
John A. Peters	Director	Yes	150,000	$0.16	07/31/06
J. Robert Bateman	Director	Yes	200,000	$0.16	07/31/06
Gregg Chamberland	Employee	Yes	200,000	$0.16	07/31/06
David Chamberland	Employee	Yes	200,000	$0.16	07/31/06
Marilyn Chamberland	Employee	No	200,000	$0.16	07/31/06

5. Shares in escrow as at May 31, 2002

No shares are held in escrow

6. List of directors and officers as at May 31, 2002

Bernard M. Chamberland	Chairman of the Board, President
J. Robert Bateman	Director
John A. Peters	Director
Mary L. Leslie	Controller
Gregg Chamberland	Secretary (Rich Minerals Corporation), President (Rich Contracting Ltd.)
David Chamberland	General Manager (Rich Contracting Ltd.)

SCHEDULE C:

MANAGEMENT DISCUSSION AND ANALYSIS

Management's discussion and analysis focuses on key statistics from the consolidated financial statements as well as our review of the operating direction in the contracting division. This discussion and analysis should not be considered all inclusive, as it excludes changes that may occur in the general economic environment. This discussion and analysis of the financial condition and results of the operations is for the 9-month period ended May 31, 2002

PROFILE

Rich Minerals Corporation ("RMC") was incorporated as a private company in 1986 and was approved to trade publicly on the Alberta Stock Exchange in 1988. RMC owns Rich Contracting Ltd. (RCL) a wholly owned subsidiary, which provided the primary revenue for the company. RCL is in the business of contracting and provides development services to major developers in Western Canada.

OVERVIEW

Revenues for the 9 months ended May 31, 2002 were 80% of revenues in the corresponding period last year.
Gross Profits were 11.6% as a % of revenue compared to 12.1% the previous year
Net Earnings decreased from $7,418 in 2001 to a loss of $992 in 2002

RESULTS OF OPERATIONS:

Earnings per share in 2002 were $0.0000 compared to $0.0003 in 2001, on a basic and $0.000 compared to $0.0002 on a fully diluted calculation. The company has not changed its calculation of the earnings per share to the EBITDA method (earnings before interest, taxes, depreciation and amortization) calculation. This method is not considered applicable to the current main operations of the corporation.

Revenues

Revenues for May 31 , 2002 were $5,088,027, a decrease of 20% from 2001 revenues of $6,366,885. Unseasonable spring weather delayed construction starts by at least 6 weeks.

Operating Costs

Operating expenses as a % of revenue were 88.3% in 2002 versus 87.9% in 2001.
Non-direct costs decreased by 22% compared to the first 9 months of fiscal 2001.

Amortization of Capital Assets

The company provides for the amortization of capital assets other than buildings on the straight-line basis over the estimated economic life of the related capital asset to an ultimate residual value. (See Note 2 in Schedule A)

Related Party Transactions

There were two related party transactions during the period ending May 31, 2002 for which details are provided in notes to the financial statements. (Schedule A)

SUBSEQUENT EVENTS

There were no material events subsequent to the quarter end of May 31, 2002.

FINANCIAL CONDITIONS AND LIQUIDITY

Cash Flow From Operations

Increase in cash flow from operations in the nine-month period was $237,230 compared to a deficiency of $1,031,914 in May 2001. This was due to collection of some previously slow Accounts Receivable, negotiating favorable terms with suppliers and reduction of non-direct expenses.

Interest Expense

Interest expense decreased from $27,900 in 2001 to $19,328 in 2002. This is due to a) retiring of long-term debt and b) lower interest rates affecting loans with floating interest rates.

Business Risk and Management

The company is tied to normal business risks associated with its market place. The economy in western Canada and most particularly in Alberta is expected to strengthen in the remaining portion of the fiscal period and likely into the following period. The company continues to seek opportunities both in Calgary and outside areas to capitalize on the growth of metropolitan and outlying communities.